September 22, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 3233
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Wilson K. Lee
Senior Staff Accountant, Office of Real Estate & Commodities

Re:	Xenia Hotels & Resorts, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
File No. 001-3654

Form 8-K
Filed August 8, 2017
File No. 001-3654

Dear Mr. Lee:

Set forth below are the responses of Xenia Hotels & Resorts, Inc. (the “Company”) to the comments contained in the letter dated September 18, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission. The Comment Letter relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Current Report on Form 8-K filed on August 8, 2017 (“Form 8-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.
Form 8-K filed August 8, 2017
Exhibit 99.1
1. In future filings, please revise your presentation of Same-Property Hotel EBITDA as follows:

a.
Describe the source of pre-acquisition results and any adjustments made to those results. In addition, please consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.

Response: The Company respectfully advises the Staff that the pre-acquisition operating results were obtained from the seller and/or the manager of the hotels during the acquisition due diligence process. We have made no adjustments to the historical operating amounts provided to us by the seller and/or the manager, other than to reflect the removal of historical intercompany lease revenue/expense, or any other items, such as amounts related to guaranty/key money payments, that are not applicable to us under our ownership. The pre-acquisition operating results are not audited or reviewed by our independent auditors. In response to the Staff’s comment, the Company will include this disclosure in future filings in order to define the source of pre-

acquisition operating results and to disclose the fact that the pre-acquisition results are not audited or reviewed by our independent auditors.

b.
To the extent that you continue to present Same-Property Hotel EBITDA or other measures that include pre-acquisition results, please revise your disclosure to provide an explanation as to why management believes Same-Property Hotel EBITDA provides useful information to investors. Reference is made to Item 10(e)(i)(C) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will include in future filings the following disclosure to explain why management believes Same-Property Hotel EBITDA is useful to investors:
Same-Property Hotel EBITDA and Same-Property Hotel EBITDA Margin
Same-Property hotel data includes the actual operating results for all hotels owned as of the end of the reporting period. We then adjust the Same-Property hotel data for comparability purposes by including pre-acquisition operating results of asset(s) acquired during the period, which provides the investor a basis for understanding the acquisition(s) historical operating trends and seasonality. The pre-acquisition unaudited operating results for the comparable period are obtained from the seller and/or manager of the hotels during the acquisition due diligence process. We further adjust the Same-Property hotel data to remove dispositions during the respective reporting periods, and, in certain cases, hotels that are not fully open due to renovation, re-positioning, or disruption or whose room counts have materially changed during either the current or prior year as these historical operating results are not indicative of or expected to be comparable to the operating performance of our hotel portfolio on a prospective basis.

Same-Property Hotel EBITDA represents net income excluding: (1) interest expense, (2) income taxes, (3) depreciation and amortization, (4) corporate general and administrative expenses, and (5) hotel acquisition costs. We believe that Same-Property Hotel EBITDA provides our investors a useful financial measure to evaluate our hotel operating performance, excluding the impact of our capital structure (primarily interest), our asset base (primarily depreciation and amortization), income taxes, and our corporate-level expenses (corporate expenses and hotel acquisition costs). We believe property-level results provide investors with supplemental information on the ongoing operational performance of our hotels and the effectiveness of our third-party management companies that operate our business on a property-level basis. Same-Property Hotel EBITDA Margin is calculated by dividing Same-Property Hotel EBITDA by Same-Property Total Revenues.

As a result of these adjustments the Same-Property hotel data we present does not represent our total revenues, expenses, operating profit or net income and should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We include Same-Property hotel data as supplemental information for investors. Management believes that providing Same-Property hotel data is useful to investors because it represents comparable operations for our portfolio as it exists at the end of the respective reporting periods presented, which allows investors and management to evaluate the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at Same-Property hotels or from other factors, such as the effect of acquisitions or dispositions.
2. We note that on page 16 you present a schedule of same-property hotel revenues and hotel operating expenses to arrive at Hotel EBITDA, which include the pre-acquisition results of certain acquired properties. Please remove or revise this schedule in future filings as it does not appear to be in compliance with Item 10(e) of Regulation S-K. To the extent that you revise this schedule, please present your same-property hotel revenues and operating expenses on a GAAP basis, adjusted for acquisitions and other items, as applicable, to arrive at comparable results.
Response: The Company respectfully advises the Staff that on page 12 of Exhibit 99.1 to the Form 8-K the Company includes the reconciliation of GAAP net income to Same-Property Hotel EBITDA attributable to common stock and unit holders on a consolidated basis in the table. In response to the Staff’s comment, in future filings the Company will add the following table on page 16 in order to provide additional details regarding the effect of pre-acquisition results and other adjustments required to present Same-Property hotel operating results:

	Three Months Ended		Year to Date
	Current Year	Prior Year	Current Year	Prior Year
Total Revenues - GAAP
Hotel revenues from prior ownership (1)
Hotel revenues from sold hotels
Total Same-Property Revenues

	Three Months Ended		Year to Date
	Current Year	Prior Year	Current Year	Prior Year
Total Hotel Operating Expenses - GAAP
Hotel expenses from prior ownership (1)
Hotel expenses from sold hotels
Total Same-Property Hotel Operating Expenses

(1)
The pre-acquisition operating results were obtained from the seller and/or the manager of the hotels during the acquisition due diligence process. We have made no adjustments to the historical operating amounts provided to us by the seller and/or the manager, other than to reflect the removal of historical intercompany lease revenue/expense or any other items, such as amounts related to guaranty/key money payments, that are not applicable to us under our ownership. The pre-acquisition operating results are not audited or reviewed by our independent auditors. Pre-acquisition operating results for periods prior to the Company's ownership have not been included in the Company's actual consolidated financial statements and are included only for comparison purposes.

3. We note that on page 18 you disclose key performance indicators (i.e. Occupancy, ADR, and RevPAR) on a same-property basis that include pre-acquisition results. Please include balancing disclosure throughout future filings of these indicators excluding pre-acquisition amounts.
Response: In response to the Staff’s comment, in future filings the Company will incorporate balanced disclosures on page 18 to identify markets for which those key performance indicators include pre-acquisition amounts by including the following footnote for each respective period:

(1)
These amounts include pre-acquisition operating results. The pre-acquisition operating results were obtained from the seller and/or the manager of the hotels during the acquisition due diligence process. We have made no adjustments to the historical operating amounts provided to us by the seller and/or the manager, other than to reflect the removal of historical intercompany lease revenue/expense or any other items, such as amounts related to guaranty/key money payments, that are not applicable to us under our ownership. The pre-acquisition operating results are not audited or reviewed by our independent auditors. Pre-acquisition operating results for periods prior to the Company's ownership have not been included in the Company's actual consolidated financial statements and are included only for comparison purposes.

4. We note that on page 18 you exclude corporate expenses from Same-Property Hotel EBITDA. Please revise your disclosure in future filings to discuss why you exclude corporate expenses from Same-Property Hotel EBITDA.
Response: The Company respectfully advises the Staff that we believe the Staff in its comment intended to refer to page 16 rather than page 18. In response to the Staff’s comment, in future filings the Company will include the following disclosure to explain why management excludes corporate expenses from Same-Property Hotel EBITDA, which will be incorporated as part of the disclosure noted in Comment 1. (b) above:

Same-Property Hotel EBITDA represents net income excluding: (1) interest expense, (2) income taxes, (3) depreciation and amortization, (4) corporate general and administrative expenses, and (5) hotel acquisition costs. We believe that Same-Property Hotel EBITDA provides our investors a useful financial measure to evaluate our hotel operating performance, excluding the impact of our capital structure (primarily interest), our asset base (primarily depreciation and amortization), income taxes, and our corporate-level expenses (corporate expenses and hotel acquisition costs). We believe property-level results provide investors with supplemental information on the ongoing operational performance of our hotels and the effectiveness of our third-party management companies that operate our business on a property-level basis. Same-Property Hotel EBITDA Margin is calculated by dividing Same-Property Hotel EBITDA by Same-Property Total Revenues.

If you have any further questions concerning the response letter, please feel free to contact me at (407) 246-8104.

Sincerely,
/s/ Atish Shah
Atish Shah
Executive Vice President and Chief Financial Officer

cc:	Taylor C. Kessel, Senior Vice President, General Counsel and Secretary
Cathy Birkeland, Latham & Watkins, LLP